Exhibit 99.3
PENGROWTH ENERGY TRUST
NOTICE OF ANNUAL AND SPECIAL MEETING OF UNITHOLDERS
TO BE HELD ON WEDNESDAY, JUNE 18, 2008
To Our Unitholders:
The annual and special meeting (the “Meeting”) of the holders (the “Unitholders”) of trust units (“Trust Units”) of Pengrowth Energy Trust (the “Trust”) will be held at 3:00 p.m. (Calgary time) on Wednesday, June 18, 2008 in the Crystal Ballroom at the Fairmont Palliser Hotel, 133 – 9th Avenue S.W., Calgary, Alberta, Canada, for the following purposes:
1.	to receive and consider the consolidated audited financial statements of the Trust for the year ended December 31, 2007 and the auditors’ report thereon;

2.	to appoint auditors of the Trust for the ensuing year and to authorize the board of directors (the “Board”) of Pengrowth Corporation (the “Corporation”), as administrator of the Trust, to fix their remuneration;

3.	to elect the directors of the Corporation for the ensuing year;

4.	to consider an extraordinary resolution to authorize an amendment to the amended and restated trust indenture of the Trust, dated June 11, 2007 (the “Trust Indenture”), to increase the aggregate number of Trust Units which may be authorized and issued pursuant to the Trust Indenture;

5.	to consider an extraordinary resolution to authorize an amendment to the Trust Indenture to create a class of special Trust Units to facilitate merger transactions;

6.	to consider an extraordinary resolution to authorize an amendment to the Trust Indenture to permit registered Unitholders to elect not to receive paper copies of Unitholder communications; and

7.	to transact such other business as may properly come before the Meeting or any adjournment of the Meeting.
Particulars of the matters to be brought before the Meeting are set forth in the accompanying management information circular of the Trust, dated May 9, 2008 (the “Circular”).
A Unitholder may attend the Meeting in person or may be represented thereat by proxy. Unitholders who are unable to attend the Meeting in person are requested to complete, date and sign the enclosed instrument of proxy, or other appropriate form of proxy, in accordance with the instructions set forth in the Circular. An instrument of proxy will not be valid and acted upon at the Meeting or any adjournment thereof unless it is deposited at the offices of Computershare Trust Company of Canada, 100 University Avenue,
9th Floor, Toronto, Ontario, M5J 2Y1 at least 24 hours, excluding Saturdays, Sundays and holidays, before the time of the Meeting or any adjournment thereof. A proxyholder need not be a Unitholder. If a Unitholder receives more than one proxy form because such Unitholder owns Trust Units registered in different names or addresses, each proxy form should be completed and returned.
The Board has fixed May 5, 2008 as the record date for the determination of Unitholders entitled to notice of, and to vote at, the Meeting and at any adjournment thereof.
DATED at Calgary, Alberta this 9th day of May, 2008.
By Order Of Computershare Trust Company Of Canada, As Trustee

(signed) “Stacie A. Moore”	(signed) “Karen Biscope”
General Manager, Corporate Trust	Manager, Corporate Trust